Exhibit 4.2

DESCRIPTION OF COMMON STOCK

As of December 31, 2019, the common stock of FSB Bancorp, Inc. (the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common stock, certain provisions of our articles of incorporation and bylaws and certain provisions of Maryland law is a summary and is qualified in its entirety by reference to our articles of incorporation, bylaws and the Maryland General Corporation Law, (the “MGCL”). Copies of our articles of incorporation and our bylaws have been filed with the Securities and Exchange Commission (the “SEC”) and are filed as exhibits to the Company’s Annual Report on Form 10-K filed with the SEC of which this Exhibit is a part.

General

The Company is authorized to issue 50,000,000 shares of common stock, par value of $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2019, we had 1,940,661 shares of common stock outstanding. Our articles of incorporation permit our board of directors, without action by the stockholders, to amend the articles of incorporation to increase or decrease the aggregate number of shares of common stock. Our common stock is listed on the Nasdaq Capital Market under the symbol “FSBC.”

Common Stock

Dividends. The Company may pay dividends in an amount equal to the excess of our capital surplus over payments that would be owed upon dissolution to stockholders whose preferential rights upon dissolution are superior to those receiving the dividend, and in an amount that would not make us insolvent, as and when declared by our board of directors. The payment of dividends by the Company is also subject to limitations that are imposed by law and applicable regulation, including restrictions on payments of dividends that would reduce the Company’s assets below the then-adjusted balance of its liquidation account. The holders of common stock of the Company will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. Shares of the Company’s preferred stock in the future may have a priority over the holders of the Company’s common stock with respect to dividends.

Voting Rights. The holders of common stock of the Company currently have exclusive voting rights in the Company. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of the Company’s common stock, however, is not entitled or permitted to vote any shares of common stock held in excess of the 10% limit unless approved by the board of directors. Holders of preferred stock may also possess certain voting rights. Certain matters require the approval of 80% of our outstanding common stock.

Liquidation. In the event of liquidation, dissolution or winding up of the Company, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities (including payments with respect to its liquidation account), all of the assets of the Company available for distribution. If additional preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of the Company are not be entitled to preemptive rights with respect to any shares that may be issued.

Other. Holders of the common stock of the Company have no conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock.

Certain Anti-Takeover Provisions

Maryland law, as well as the Company’s articles of incorporation and bylaws, contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of the Company more difficult.

Directors. The board of directors is divided into three classes. The members of each class are elected for a term of three years and only one class of directors is elected annually. Thus, it takes at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Fairport Savings Bank and restrictions based upon prior legal or regulatory violations. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Restrictions on Call of Special Meetings. The bylaws provide that special meetings of stockholders can be called by the chairman, vice chairperson, chief executive officer, by a majority of the total authorized directors or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that in no event will any person who beneficially owns more than 10% of the then-outstanding shares of common stock, be entitled or permitted to vote any of the shares of common stock held in excess of the 10% limit, unless approved by the board of directors. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of all of our then-outstanding capital stock entitled to vote in the election of directors voting together as a single class.

Authorized but Unissued Shares of Preferred Stock. The articles of incorporation authorize 25,000,000 shares of serial preferred stock. The Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the designations, and relative preferences, limitations, voting rights, if any, including without limitation, offering rights of such shares (which could be multiple or as a separate class). In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of the Company.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and by the affirmative vote of at least two-thirds of the outstanding shares of capital stock, or by the affirmative vote of a majority of the outstanding shares of common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of the Company’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be cast at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the total votes eligible to be cast.

The provisions requiring the affirmative vote of 80% of the total eligible votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of the Company in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law.

Business Combinations with Interested Stockholders. Maryland law restricts mergers, consolidations, sales of assets and other business combinations between the Company and an “interested stockholder.”

Evaluation of Offers. The articles of incorporation of the Company provide that its board of directors, when evaluating a transaction that would or may involve a change in control of the Company (whether by purchases of its securities, merger, consolidation, share exchange, dissolution, liquidation, sale of all or substantially all of its assets, proxy solicitation or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of the Company and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to, certain enumerated factors.